# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**February 21, 2014**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition**

On February 21, 2014, Raymond James Financial, Inc. (the "Company") made available on its website at www.raymondjames.com under "Our Company, Investor Relations" its quarterly shareholders letter commenting on its results for the quarter ended December 31, 2013. The Company expects to mail this quarterly shareholders letter to certain shareholders on or about February 24, 2014. A copy of the letter is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

**Item 7.01 Regulation FD Disclosure**

The discussion of the quarterly shareholders letter set forth in response to Item 2.02 above is incorporated herein by reference.

**Item 9.01 Financial Statements and Exhibits**

(d) The following is filed as an exhibit to this report:

**Exhibit No.**

99.1 Letter to shareholders as included in the Raymond James Financial First Quarter Report 2014 to shareholders.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 21, 2014          By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

**Exhibit 99.1**

Dear Fellow Shareholders,

Fueled by a surging stock market with the S&P 500 up 9.9% (exclusive of dividends), our five-year trend of improving financial results extended through the first quarter of fiscal 2014. Furthermore, we declared the integration of Morgan Keegan completed, which eliminated the need for two sets of earnings results. Now, one can actually feel the energy associated with a united firm that is focused on organic growth through fulfilling our mission to serve our clients and improve their net worths over the long term.

As people focus on family and corporations defer financing decisions to the new year, our industry normally experiences a slowdown during the holiday season. Instead, our results reflected the stock market's ebullience. Net revenues of $1.2 billion increased 7% over last year's first quarter and 5% over the immediately preceding September quarter. Enhanced by good cost control, net income of $117 million increased by 36% over last year's comparable quarter and almost matched the immediately preceding quarter's record results. Earnings per diluted share of $0.81 contrasted with $0.61 last year and $0.82 in the immediately preceding quarter. The pretax margin on net revenues in the quarter was 15.1% compared to 12.5% in last year's comparable quarter. Consequently, the book value per share on December 31, 2013, was $27.07 and the tangible book value per share was $24.57. The first quarter's after-tax return on average equity was a respectable 12.5%, albeit still being restrained by our broker/dealers' inability to generate more net interest earnings due to the Federal Reserve's low interest rate policies. The recent decision to reduce the levels of quantitative easing may reflect light at the end of the tunnel.

In general, almost all segments had favorable comparisons to last year's comparable first quarter's results. The Private Client Group attained record quarterly net revenues of $777 million, an increase of 9% over last year, as our firm's total clients' assets under administration increased 15% to $447 billion since last December. That produced a record pretax contribution to profits of $72 million, a 34% increase over last year. Despite good recruiting, the financial advisor total count was 6,178, which was down nominally due mainly to above average attrition subsequent to the merger.

As the results of the Asset Management Group (AMG) have the most direct relationship to securities valuation, it's not surprising that it was the other dramatically outperforming segment. Net revenues grew 46% to $96 million, which produced $32 million in pretax profits, an increase of 52%. Assets under discretionary management grew to $60.5 billion, representing 30% growth over December 2013 principally from market appreciation supplemented by annual net sales. In addition, AMG earned a relatively high level of $9.8 million in performance fees. The substantial increase in assets under management will drive revenue growth next quarter.

Capital Markets had $242 million in net revenues, representing a 4% decline from the first quarter of fiscal 2013. Fixed Income Capital Markets continued to be impacted by low rates but experienced favorable trading profits. Equity Capital Markets continued the preceding quarter's investment banking and institutional commission levels. Consequently, Capital Markets recorded a 14% increase in pretax profits to $33 million.

Raymond James Bank's net revenues in the December quarter were $82 million, a decline of 8% from last year's comparable results. As a result, its pretax profits in the quarter of $57 million were down 16% from last year's first quarter as a lower adjusted net interest margin of 3.15% depressed results. The results were better than the comparison indicates as Raymond James Bank grew its loan balances by almost $500 million during the quarter, and it appears that the spread compression may be bottoming out. Nonetheless, it will still be difficult for Raymond James Bank to increase the absolute level of profitability as old loans at high rates are rolling off and being replaced by loans at lower rates.

As a conservative note, the quarter's financial results did benefit from a number of favorable factors during the quarter. After the completion of the Morgan Keegan integration, it no longer seems necessary to present non-GAAP financials on a regular basis. However, we do believe it is important to continue to provide greater transparency to reported financial results to enhance shareholder understanding. While a number of events may impact results on an infrequent basis in a firm our size, every reporting period contains a number of such influences. For example, the first quarter of every new year includes an adjustment to bonus accruals as payout decisions are finalized. This year, the amount was approximately $10 million but that was 20% less than last year's, which means the positive impact on earnings in the first quarter was less than last year's. Eagle Asset Management receives income from performance fees almost every year but this year's was larger than usual. Similarly, private equity investments often include a positive impact. While we didn't sell any one large investment this quarter, a fairly large positive adjustment of $10 million was related primarily to liquidation distributions or valuation adjustments to fair market. In addition, we often have positive tax effects from investment in our corporate-owned life insurance investments related to our deferred benefit plans when equity markets rise. That factor and the recognition of some prior period state tax refunds accounted for a 34.8% tax rate, which was lower than our projected average tax rate of approximately 38%, even though it was much higher than the immediately prior quarter's 27.4%. Finally, a $5.5 million gain was realized as our Jefferson County Sewer auction rate securities were redeemed at a price above our carrying value. Since these factors were beneficial, we would guess that reported per share earnings might have been 5% to 10% lower in the absence of some or all the aforementioned factors.

The first quarter's excellent quantitative results were complemented by a number of other important achievements. In the September quarter of 2013, according to Thomson Reuters, the Raymond James Public Finance group was named a top 10 underwriter nationally of municipal bonds. The volume of transactions and funds raised for public institutions reflects the professionalism of our public finance bankers, their innovative financing techniques, their quality of execution, the breadth of their coverage and our commitment to the municipal governments and agencies in the United States.

**Exhibit 99.1**

Consonant with a tradition first established in 2006, two Raymond James financial advisors were selected among the five named to *Research* magazine's 2013 Advisors Hall of Fame in November. Drew Bilotta and Shelly Church join 10 other Raymond James advisors who already have earned this prestigious recognition. In addition, seven financial advisors affiliated with the Raymond James Financial Institutions Division were named to *Bank Investment Consultant's* list of the Top 50 Bank Advisors.

Raymond James exceeded our employees donation goal by raising $2.36 million for the 2013 National United Way campaign. In conjunction with the corporate match, we committed more than $4 million to communities in which we operate, a 14% increase over the 2012 campaign. In December, Raymond James also was named a winner of the *Tampa Bay Business Journal's* Corporate Philanthropy Awards. We salute our associates, who consider giving back to their communities a necessary part of their daily lives.

Raymond James received a high score of 90 on the Human Rights Corporate Equality Index report again this year. The report serves as a national benchmark for corporate policies and practices relating to lesbian, gay, bisexual and transgender associates. As a matter of practice, Raymond James has created support groups for numerous special interest groups within the firm. We believe the interests of the greater community of associates, clients and shareholders are served through enabling diversity.

Recently, Chet Helck, our Global Private Client Group CEO, announced his retirement. Chet's industry career began with serving as a financial advisor and culminated with serving as chairman of SIFMA, the securities industry's premier trade group. At Raymond James, he rose through the ranks, first as a recruiter then as head of recruiting at Investment Management & Research (IM&R), our first independent contractor, which was led by Tony Greene at that time. After Chet demonstrated successful results as part of IM&R's management team, he was selected to become a member of our senior management team at Raymond James Financial. Throughout his career, he distinguished himself as a proponent of placing client interests first. He believed in and practiced our business principles, which included hiring and developing the highest quality financial advisors, providing them with the best support systems in the industry, and respecting their opinions and independence. While serving as SIFMA chairman, he championed the interests of the client and financial advisor again, bringing values to the forefront of the industry. We thank him for his contributions to our success and will strive to continue to adhere to those principles that he held dear.

Our first quarter board meeting, which lasts four days and will focus on long-range planning, is approaching later in February and will focus on growth. As the firm generates substantial free cash flow, growth itself is an essential corporate objective to produce good returns for our shareholders. It is also requisite to provide enthusiasm in the workplace and opportunities for personal advancement for our associates. Thus, we need to stimulate organic growth within our existing business segments, including planting some new "intraprenurial" seeds for new revenue sources. Furthermore, we need to review additional niche acquisitions to round out our existing product and service offerings.

We also continue to identify and analyze new potential business segments. Historically, we have grown principally through organic growth but have also initiated many new revenue sources through innovation, e.g., commencing the independent contractor business to attract already successful financial advisors from national firms, who required support encompassing all product and service offerings. We also commenced our asset management business and Raymond James Bank de novo.

Growth also brings many challenges, including managing change, limiting the amount of bureaucracy and retaining what is best about our culture and corporate values. Acquisitions introduce additional risks, including purchasing a company that doesn't fit and/or managing the subsequent integration successfully. Over the years, Raymond James has proved that it can manage substantial, consistent albeit controlled growth well, while remaining true to our commitments to clients and our other founding principles.

Our management team has prepared plans to extend our history of growth, which will be presented to the board, and thoroughly analyzed and discussed. This is a difficult process in which many alternatives will be rejected, but it is a necessary adjunct to improving execution results in all of our businesses constantly. We remain optimistic that we will continue to grow at levels that reward the confidence and patience of our shareholders.

Sincerely,

Thomas A. James
Chairman

Paul C. Reilly
CEO

February 4, 2014

Please see cautionary language regarding "forward-looking statements" on our website at raymondjames.com/fls for important warnings.